SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER +852-2514-7650	E-MAIL ADDRESS clin@stblaw.com

March 22, 2012

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Mr. Terry French, Accountant Branch Chief

Ms. Claire DeLabar, Staff Accountant

Ms. Celeste M. Murphy, Legal Branch Chief

Ms. Kate Beukenkamp, Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission 100 F Street, NE

Washington, D.C. 20549

Re:         Focus Media Holding Limited

  Amendment No. 3 to Form 20-F for Fiscal Year Ended December 31, 2010

  Filed February 13, 2012

  File No. 000-51387

Dear Mr. Spirgel, Mr. French, Ms. DeLabar, Ms. Murphy and Ms. Beukenkamp:

On behalf of our client, Focus Media Holding Limited, a company organized under the laws of the Cayman Islands (the “Company” or “Focus Media”), we are submitting responses to the comment letter, dated February 23, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and, as discussed with the Staff on March 16, 2012, proposed draft revisions to the Company’s amended annual report on Form 20-F responsive to the Staff’s comments in strike-through blackline format against the amended Form 20-F submitted to the Staff on February 13, 2012. The Company is submitting hard copies of the draft changes to the Form 20-F and a file of the proposed changes in PDF to facilitate the Staff’s review.

The Company proposes to attempt to resolve the Staff’s comments to the greatest extent possible before filing the next amendment to the 2010 Form 20-F so that it can fully devote its resources and energies to its annual report for 2011 to be filed no later than April 30, 2012. The Staff’s understanding and cooperation are greatly appreciated.

Leiming Chen    Philip M.J. Culhane    Daniel Fertig    Celia Lam    Chris Lin    Sinead O’Shea    Jin Hyuk Park    Youngjin Sohn Kathryn King Sudol    Christopher Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LOS ANGELES    LONDON    PALO ALTO    SÃO PAULO    TOKYO    WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

In addition, the Company acknowledges the separate comment letter sent by the Staff dated March 20, 2012 and will provide responses and draft disclosure to address the Staff’s comment as soon as possible and such comment within ten business days of March 20, 2012.

*        *        *

Form 20-F for the Fiscal Year Ended December 31, 2010

General

1.	We note your use of subsidiaries and that the majority of revenues are attributed to these entities where you hold equity directly. Please update your disclosure to address any plans to terminate your VIE contractual arrangements in light of satisfying the three year operating period under the Administrative Regulations on Foreign-invested Advertising Enterprises (2008) and the Catalogue for Guiding Foreign Investment in Industry (2007).

In response to the Staff’s comment, the Company proposes to update the referenced disclosure on pages 10 and 52 of the proposed amendments to the Form 20-F to clarify its intentions concerning the use of direct ownership by PRC entities versus the use of VIE contractual obligations.

Supplementally, the Company respectfully advises the Staff that, as previously disclosed on pages 9 and 51 of the proposed amendments to the Form 20-F, the Company has not been involved in advertising outside of China for the required number of years and has not been relying on that exemption in connection with the operation of its businesses in China. As currently disclosed on pages 9 and 52 of the proposed amendments to the Form 20-F, current PRC regulations do not treat an indirect PRC subsidiary of a foreign entity as a “foreign invested enterprise” where such PRC subsidiary is owned directly by a PRC entity. As such, the Company’s indirect PRC operating subsidiaries which are directly owned by the WFOE operating subsidiaries are not expressly subject to the restrictions on foreign investment in advertising industry and are eligible to apply for the required licenses for providing advertising services in China. In addition, as disclosed on pages 9 and 52 of the proposed amendments to the Form 20-F, current PRC regulations also do not expressly restrict domestic companies controlled by WFOEs through contractual arrangements from operating advertising businesses and the Company’s PRC counsel has opined as to the legality of the Company’s corporate structure.

SIMPSON THACHER & BARTLETT

Risk Factors, page 7

General

2.	Please revise your Risk Factors section to discuss whether you require site managers to receive approval from site owners or site owner committees to place your screens, posters or other advertising operations in a location. Discuss your practice, policy and status of approvals, for example, disclosing what percentage of screens by type has received proper approval from the applicable party. Discuss any penalties, fees or other impacts to your business.

The Company proposes to revise its disclosure on pages 19 and 50 of the proposed amendments to the Form 20-F to provide greater detail of its approval procedures and the relevant costs, fees or penalties in response to the Staff’s comment.

3.	We note your response to comment 1 from our letter dated January 30, 2012. We note that the goodwill remaining in your VIEs originated through acquisitions conducted by or structured as PRC operating affiliates (VIEs). We also note that you believe that all of this goodwill is appropriately tested for impairment under ASC 350 as one reporting unit. Please tell us the basis for only having one reporting unit in light of the distinct acquisitions that originated this goodwill. Provide us with a detailed analysis of the goodwill for each acquisition, the nature of the business acquired and the basis for your belief that the use of a single reporting unit is appropriate. Please incorporate the guidance in ASC 350-20-35 and ASC 280 in your response.

The Company respectfully notes that as of December 31, 2010, the goodwill remaining in VIE operating affiliates is all included in the LCD reporting unit. In the Company’s response to Comment 1 of the Staff’s letter dated January 30, 2012, by indicating that PRC operating affiliates and PRC operating subsidiaries are within the same reporting unit for purposes of testing the goodwill, the Company did not intend to assert that goodwill was assigned to only one reporting unit. Rather, the Company notes that, historically, identified reporting units have been comprised of both PRC operating affiliates and PRC operating subsidiaries (with the exception of the traditional outdoor billboard reporting unit, which has never included VIEs), and each subsidiary or affiliate was appropriately assigned to the relevant reporting unit on the date acquired. As disclosed in Note 10 on page F-23 of the proposed amendments to the Form 20-F, goodwill assigned to other reportable segments, has all been fully impaired as of December 31, 2010, with the exception of the LCD display network and the poster frame network. All of the goodwill assigned to the poster frame network is associated with PRC operating subsidiaries as of December 31, 2010.

SIMPSON THACHER & BARTLETT

The company respectfully submits that goodwill is tested for impairment at the reporting unit level pursuant to ASC
350-20-35-1. ASC 350-20, paragraph 35-34, indicates as follows:

A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.

An operating segment is defined by ASC 280-10-50-1 as a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.

The Company respectfully notes that for the year ended December 31, 2010, the Company identified six operating segments, pursuant to the guidance provided for in ASC 280; LCD display network, in-store, poster frame network, Internet advertising, movie theatres, and traditional outdoor billboards. The Company further advises the Staff that each of these operating segments represents a reporting unit for purposes of goodwill impairment testing. Goodwill is assigned to each reporting unit based on the nature of each respective acquisition and in accordance with the guidance provided for in ASC 350-20-35-41 through 44 on the date of acquisition.

SIMPSON THACHER & BARTLETT

As noted above, the remaining balance of goodwill as of December 31, 2010 that is attributable to VIE operating affiliates is entirely related to the LCD display network reporting unit. In response to the Staff’s comment, the Company advises the Staff that the historical acquisitions that gave rise to the goodwill balance are as follows:

Entity	Nature of operations	As of December 31, 2010
		(In thousands of US$)
Shanghai Target Media Communications Co., Ltd.	LCD	377,823
Shanghai Zonghengpinyu Advertising Co., Ltd.	LCD	4,683
Zhengzhou Focus Media Advertisement & Communications Co., Ltd.	LCD	4,545
Shenyang Focus Media Advertising Co., Ltd.	LCD	1,869
Dalian Focus Media Advertising Co., Ltd.	LCD	1,198
Qingdao Focus Media Advertisement Co., Ltd.	LCD	1,194
Zhejiang Ruihong Focus Media Advertising Communications Co., Ltd.	LCD	1,107
Changsha Focus Media Shiji Advertisement Co., Ltd.	LCD	1,106
Shenyang Target Media Advertising & Communications Co., Ltd.	LCD	922
Shenzhen Bianjie Advertising Co., Ltd.	LCD	597
Sichuan Focus Media Advertising Communications Co., Ltd.	LCD	562
Yunnan Focus Media Co., Ltd.	LCD	463
Wuhan Geshi Focus Media Advertising Co., Ltd.	LCD	374
Dongguan Focus Media Advertisement & Communications Co., Ltd.	LCD	348
Nanjing Focus Media Advertising Co., Ltd.	LCD	229
Shanghai Qianjian Advertising Co., Ltd.	LCD	210
Xiamen Focus Media Advertising Company Ltd.	LCD	174
Xi’an Focus Media Advertising & Information Company Ltd.	LCD	135
Guizhou Focus Media Advertisement Co., Ltd.	LCD	117
Suzhou Focus Media Communication and Advertisement Co., Ltd.	LCD	92
Jinan Focus Media Advertising Co., Ltd.	LCD	92

		397,840	*

*	Balance represents the amount of goodwill associated with the VIEs operating affiliates as of December 31, 2010, as disclosed in Note 3 to the consolidated financial statements.

Risks Relating to Our ADSs and Our Trading Markets. page 34

A significant percentage of our outstanding ordinary shares is beneficially owned....page 35

4.	Please revise your Risk Factor section to discuss under a separate heading the limited reporting requirements for beneficial ownership under Section 16 of the Exchange Act in light of your status as a foreign private issuer. We note that your CEO, Jason Jiang, holds a significant ownership interest in Focus Media and is also party to agreements through JJ Media Investment Holding Limited, an entity he 100% controls, to potentially acquire additional shares of Focus Media Holdings Limited. Please expand your disclosure to include the purpose and effect of these agreements for Jason Jiang and on your public shareholders, respectively.

The Company proposes to add the requested risk factor to page 38 of the proposed amendments to the Form 20-F under a separate heading and also to add additional disclosure to the risk factor on pages 36 and 37 of the proposed amendments to the Form 20-F relating to the chairman’s holdings, as well as further details in the Major Shareholders section of Item 7.A on pages 116 and 117 of the proposed amendments to the Form 20-F.

SIMPSON THACHER & BARTLETT

Our Corporate Structure and Contractual Arrangements, page 55

5.	We note your response to comment 3 from our letter dated. January 30, 2012. Please tell us what percentage of revenues are the result of operations from each of the following categories of entities as a group:

•	The 38 “Other subsidiaries” of Focus Media Digital Information Technology (Shanghai) Co. Ltd.;

•	The 6 “other subsidiaries” and “subsidiaries” falling under Hua Kuang Advertising Company Ltd. (Hong Kong); and

•	The remainder of revenues attributable to other entities.

The entity names reflect the names used in your organization chart on page 57.

The Company respectfully advises the Staff that the percentage of revenue generated from the categories cited by the Staff in the above comment for the year ended December 31, 2010 are as follows:

Entities	Percentage of Revenues
Focus Media Hong Kong operating subsidiaries:
8 Focus Media Holding Limited and Focus Media Hong Kong operating subsidiaries (as listed on Page 60 of the proposed amendments to Form 20-F)	65.4%
38 “Other subsidiaries” of Focus Media Digital Information Technology (Shanghai) Co. Ltd.	22.5%

Total revenue for Focus Media Hong Kong operating subsidiaries	87.9%

Hua Kuang Advertising Company Ltd. (Hong Kong) operating subsidiaries:
Shanghai OOH Advertisement Co. Ltd. and Shanghai Chuanrui Advertisement Co., Ltd	3.3%
6 “other subsidiaries” and “subsidiaries”	4.6%

Total revenue for Hua Kuang Advertising Company Ltd. (Hong Kong) operating subsidiaries	7.9%

Total revenue generated by our direct and indirect PRC operating subsidiaries	95.8%

Focus Media Advertisement operating affiliates	4.2%

Total revenue	100.0%

The Company respectfully advises the Staff that the Company does not review its operations by the categories of entities according to the groups requested or organize its internal reporting in this manner. As such, this supplemental information has not historically been disclosed and was prepared solely for purposes of responding to the Staff’s comment herein.

SIMPSON THACHER & BARTLETT

6.	We note your response to comment 4 from our letter dated January 30, 2012. Please revise your disclosure to discuss the following:

•

Tell us more about Mr. Jimmy Wei Yu including his background and history of involvement in your business. We note that on page 112 you state that Mr. Yu resigned his directorship in September 2009. Explain why he continues to hold an equity interest is several of your entities.

•

We note your disclosure explaining the distinction between your operating subsidiaries, where you hold an equity interest, and your operating affiliates, where you rely on contractual arrangements to establish control. We also note that your operating affiliates’ equity is held by your CEO, Jason Jiang, and Jimmy Wei Yu. Please explain why it is necessary to engage in contractual arrangements with your CEO to establish control over Shanghai Focus Media Advertisement Co., Ltd. and Shanghai Focus Media Advertising Agency Co., Ltd. versus obtaining direct ownership from Mr. Jiang, who serves as the Chief Executive Officer and also a significant shareholder in your company.

•

We note that Shanghai Focus Media Advertisement Co., Ltd. holds equity interests in a total of 12 subsidiaries, including 6 entities that have shared ownership with other unrelated third party entities and individuals. Please explain why Shanghai Focus Media Advertisement Co., Ltd. does not hold all equity of these entities. Additionally, please discuss whether there are agreements in place to assure the collection of your share of revenues generated by these entities.

•

Similarly, we note that 7 of the “Other Subsidiaries of Focus Media Digital Information Technology (Shanghai) Co., Ltd.” listed beginning on page 58, are co-owned by unrelated third-parties. Please explain. Additionally, please discuss whether there are agreements in place to assure the collection of your share of revenues generated by these entities.

The Company proposes to revise the referenced disclosure on pages 65 and 66 of the proposed amendments to the Form 20-F in response to the Staff’s comment.

7.	We note that in the Annex to your response to comments 8 and 9 from our letter dated December 22, 2011 you include an entity by the name “Focus Media Cultural Transmission Co., Ltd.” In our comment letter dated January 30, 2012 we requested the inclusion of this Annex in addition to other clarifications about your organizational structure. We note that Focus Media Cultural Transmission Co., Ltd. is no longer listed in your revised and expanded list of entities beginning on page 58 of your amended Form 20-F. Please explain and reconcile this and any other changes or exclusions from the Annex to your prior response.

SIMPSON THACHER & BARTLETT

The Company advises the Staff that the names of the entities referenced in the list of entities are convenience translations of Chinese entities that have no registered English name. The Company further advises the Staff that after submitting the list of entities supplementally as proposed draft disclosure in Annex A to the response letter dated January 30, 2012 (the “January 20 Annex”), but before making the relevant disclosures in the amended Form 20-F filed on February 13, 2012 (the “February 13 Amendment”), the Company reviewed the translated names of the entities listed against its past disclosure and exhibits. The Company confirms that the translated names of the entities referenced on pages 60 to 65 of the proposed amendments to the Form 20-F are consistent with the Company’s past filings, internal records and corporate communications. The entity that had been referred to as “Focus Media Cultural Transmission Co., Ltd.” in the January 20 Annex was referred to as “Focus Media Culture Communication Co., Ltd.” in the February 13 Amendment.

In addition, the Company also removed Kunming Jingzhirui Advertisement Co., Ltd. and Shanghai Perfect Cultural Transmission Co., Ltd. from its list of entities, as they are dormant, and added Beijing Focus Media Wireless Co., Ltd., which was previously omitted due to clerical error.

The Company has attached Annex A to this response letter with a list of the relevant entities, including their Chinese names and English translations of such names, to reconcile the discrepancies.

8.	We note your response to comment 5 from our letter dated January 30, 2012 including the termination of the OOH transactions with GBL III Ltd. controlled by Goldman Sachs and certain Management Entities, one of which, AdLite Limited, your CEO, Jason Jiang, holds an ownership interest. On page 117 you refer to Shanghai Hua Guang Chuanzhi OOH Ltd. as your “subsidiary that controls our traditional billboard advertising business” in which GBL III Limited agreed to acquire a 30% equity interest for $21 million and the Management Entities agreed to purchase 19% equity interest for $13.3 million. However, this entity is neither present on your organizational chart on page 57 nor listed as an entity in your disclosure beginning on page 58. Please explain and reconcile.

The Company advises the Staff that it has revised its translation of the Chinese name of this entity from “Shanghai Hua Guang Chuanzhi OOH Ltd.” to “Shanghai OOH Advertisement Co., Ltd.” in order to be consistent with the Company’s past filings, internal records and corporate communications. The Company proposes to revise the referenced disclosure on pages 71 and 124 of the proposed amendments to the Form 20-F based on these translations of the Chinese names of the entities.

SIMPSON THACHER & BARTLETT

Item 5. Operating and Financial Review and Prospects. page 65

9.	We note your response to comment 7 from our letter dated January 30, 2012. Please expand the critical accounting policy for consolidation on page 77 to include a description of the assets remaining in the VIE entities and your accounting policy for transferring operations to operating subsidiaries from the VIE affiliates. Explain the reason for transferring the underlying revenues without also allocating the goodwill to the indirect PRC operating subsidiaries. Explain the nature of any advertising contracts or equipment leases between the VIEs and the indirect PRC operating subsidiaries, including the reason that the goodwill is the only asset remaining on the VIE balance sheet while the revenues under operating leases are included in the indirect PRC operating subsidiaries.

The Company respectfully advises the Staff that the businesses of the VIE affiliates were migrated into the PRC operating subsidiaries, primarily through assigning new or renewed advertising contracts and leasing contracts to the PRC operating subsidiaries. By doing so, the revenues generated from the advertising contracts and costs derived from the leasing arrangements are recorded on the books of the PRC operating subsidiaries, and no longer accounted for on the books of the VIE affiliates once they cease to be the legal entity named in the contracts. In some cases, the advertising contracts and/or the leasing contracts may continue to be executed in the name of the VIE affiliate for negotiating purposes, if it is the customers’ preference or it is determined that changing the legal entity may impact the Company’s ability to maintain favorable lease terms with the lessor.

The Company did not consider it necessary to reassign the goodwill initially recorded in the books of VIE affiliates to the PRC operating subsidiaries, which became the legal entity of record for much of the business, because both entities are within the same reporting unit, and as such, the Company did not consider this to be a reorganization of the reporting structure, such as that contemplated in ASC 350-20-35-45 and 46.

The Company proposes to expand the critical accounting policy on page 81 of the proposed amendments to the Form 20-F in response to the Staff’s comment.

10.	Since it appears that the acquisitions included leases for revenue-producing equipment, please also include a critical accounting policy that explains how you performed the allocation of excess purchase price to goodwill and the reason that other intangible assets, such as customer relationships, advertising contracts, leases and other operating intangible assets, were not identified at the time of the acquisitions.

The Company respectfully advises the Staff that when the Company makes a business acquisition, the purchase price is first allocated to identifiable assets and liabilities pursuant to guidance set forth in ASC 805-20. Intangible assets other than goodwill typically identified by the Company in historical acquisitions included lease agreements, customer bases, non-compete agreements, trademarks, and contract backlogs. The Company has disclosed these acquired intangible assets in Note 9 to the consolidated

SIMPSON THACHER & BARTLETT

financial statements. In response to the Staff’s comment, the Company proposes to revise Critical Accounting Policies on pages 82 and 83 of the proposed amendments to the Form 20-F to include a disclosure of our accounting policy on purchase price allocation.

11.	We note your response to comment 8 from our letter dated January 30, 2012. We note in your response that you consider the OOH business to differ from your other business primarily because the outdoor billboards only allow for one advertisement for a given period of time and therefore have a significantly different cost structure. We also note in your Form 6-K filed November 30, 2011 that 29,878 LCD 1.0 screens were included in your LCD screens segment, but that they are unable to accommodate more than one advertisement at a time, similar to a poster frame, due to the unavailability of electricity to the screen. These LCD 1.0 screens seem to be more appropriately classified as assets in the Poster Frame Network segment or the Traditional Outdoor Billboards segment based on the nature of the revenue described and the similarities to fixed frame posters.

Please restate the segment data disclosed in Note 18 to the financial statements on page F-34 to reclassify the LCD 1.0 screens to another segment or a separate segment or tell us why you believe such classification is not appropriate.

The Company respectfully advises the Staff that the revenues generated by the LCD 1.0 picture frame devices have been and continue to be recorded in the poster frame network segment information disclosed in Note 18 and not in the LCD display network segment. The Company recognizes that this operational metric, which previously categorized these screens in the LCD display network based on the organization of the Company’s network development team and sales team responsible for originally developing those screens, was not aligned with its financial data. Starting with the Company’s earnings release for the fourth quarter of and full year 2011 which was released on March 19, 2012, the Company has re-categorized the LCD 1.0 picture frame devices into the poster frame network to align the operating and financial data. That earnings release was filed as Exhibit 99.2 to the Company’s Form 6-K furnished on March 20, 2012. Accordingly, and in response to the Staff’s comment, to address this the Company proposes to revise the disclosure related to operating metrics on pages 4, 5, 42-48, 72, 76, and 95 of the proposed amendments to the Form 20-F, to reclassify the LCD 1.0 picture frame devices from the LCD display network to the poster frame network and has provided corresponding disclosure to explain the changes and reconciled the data.

With respect to the Staff’s comment to consider presenting the LCD 1.0 picture frame devices as a separate segment, the Company respectfully advises the Staff that it has followed the guidance set forth in ASC 280-10-50 in determining the appropriate segments to be disclosed. Specifically, in defining an operating segment, ASC 280-10-50-1 states, as follows:

An operating segment is a component of a public entity that has all of the following characteristics:

SIMPSON THACHER & BARTLETT

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.

The Company confirms that all of the Company’s operating segments, which qualify as reportable segments as defined by ASC 280, have been disclosed in Note 18. In specifically assessing whether or not the LCD 1.0 picture frame devices meet the definition of an operating segment as defined by ASC 280, the Company confirms to the Staff that separate discrete financial information relative to the LCD 1.0 picture frame devices is not separately reported internally and therefore not provided to the chief operating decision maker. As such, the Company respectfully submits that LCD 1.0 picture frame devices do not qualify as an operating segment pursuant to the guidance in ASC 280.

The Company has also evaluated the measurement guidance provided for in ASC 280, and notes the guidance provided for in ASC 280-10-50-27 states, in part, as follows:

The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing a public entity’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker.

The Company respectfully notes that it has adhered to the measurement guidance provided for in ASC 280 by disclosing the segment information in the manner in which the information is reported to the chief operating decision maker. As noted above, the revenues generated by the LCD 1.0 picture frame devices have been and continue to be recorded in the poster frame network segment information provided to the chief operating decision maker.

Acquisitions, page 79

12.	We note your response to comment 11 from our letter dated January 30, 2012. Please revise your disclosure to include the table provided in your response dated February 13, 2012.

The Company proposes to revise the referenced disclosure on pages 90 and 91 of the proposed amendments to the Form 20-F in response to the Staff’s comment.

SIMPSON THACHER & BARTLETT

Agreements among Us, Our PRC Operating Subsidiaries page 113

13.	We note your disclosure that your contractual agreements with your PRC operating affiliates and their respective shareholders do not provide your PRC operating affiliates with a right to exit with the payment of termination fees. However, you state that “the parties do possess certain statutory rights under PRC Contract law to unilaterally terminate an agreement.” Please provide us with an analysis as to these certain statutory rights under PRC Contract law to unilaterally terminate an agreement, including the basis for same in what situation this may present itself with respect to your contractual agreements with your PRC operating affiliates.

The Company advises the Staff that Global Law Office, the Company’s PRC counsel, has advised the Company that, under PRC Contract Law, a contract under the VIE contractual arrangements may be unilaterally terminated on the following statutory grounds:

•	Either party may terminate if it is deemed impossible to achieve the purpose of contract due to an event of force majeure;

•	One party may terminate if, prior to the expiration of the period of performance, the other party expressly states, or indicates through its act, that it will not perform its material obligation;

•

One party may terminate if the other party delays performance of its material obligation and fails to rectify within a reasonable period after receiving a request for the rectification of the delayed performance; or

•	One party may terminate if the other party delays performance of its obligations or otherwise breaches the contract so that it is deemed impossible to achieve the purpose of the contract.

Therefore, the Company’s PRC counsel has advised the Company that except for the occurrence of an event of force majeure, under the PRC Contract Law, the shareholders of the PRC operating affiliates or their shareholders with whom the VIE contract arrangements have been entered into will not have automatic statutory rights of unilateral termination, unless the Company fails to fulfil its obligations under the VIE contract arrangements to such extent that will trigger such rights. The Company has the capacity and every intention to fulfil each of its obligations under the VIE contract arrangements to ensure that these contracts are not unilaterally terminable by the other parties. In addition, the Company believes that the shareholders of the PRC operating affiliates, Jason Jiang (the Company’s founder, chairman and CEO) and Jimmy Wei Yu (one of the Company’s principal initial investors and a former director) have been in full compliance with each of the contractual agreements in the past and will continue to act in good faith. Moreover, under the terms of the relevant call option agreement, the Company has the right to exercise a call option to force Mr. Jiang or Mr. Yu to sell their equity interests in these entities to a third party designated by the Company, who effectively replaces Mr. Jiang or Mr. Yu as nominee shareholder of these entities.

SIMPSON THACHER & BARTLETT

The Company proposes to revise the referenced disclosure on page 120 of the proposed amendments to the Form 20-F in response to the Staff’s comment.

Transfer of Ownership When Permitted by Law page 113

14.	We note your disclosure regarding what the shareholders of the PRC operating affiliates agree not to do without prior written consent of the relevant PRC operating subsidiary and what they agree to ensure. Please disclose whether or not there is any agreement, to ensure validity of the rights included in the contractual agreements, to register equity pledge agreements to affect the pledge.

The Company proposes to revise the referenced disclosure on page 122 of the proposed amendments to the Form 20-F in response to the Staff’s comment.

Financial Statements

Note 3 — Variable Interest Entities, page F-16

15.	We note your response to comment 11 from our letter dated January 30, 2012 in which you state that you do not believe that the VIE disclosures are material disclosure required by GAAP and therefore intend to only make such disclosures in future filings. Please amend the financial statements to include the disclosure required pursuant to ASC 810-10-50, since the assets of the VIE, including goodwill, are material to total assets.

The Company proposes to amend the referenced disclosure on pages F-8, F-11 and F-15 to F-17 of the proposed amendments to the Form 20-F in response to the Staff’s request, consistent with the draft revisions provided to the Staff in the January 20 Annex labeled Comment 21, 22, 24, 26, and 27.

* * *

SIMPSON THACHER & BARTLETT

If you have any questions regarding the annual report on Form 20-F, please do not hesitate to contact me at +852-2514-7650, or my colleague Daniel Fertig at +852-2514-7660.

Very truly yours,

/s/ Chris Lin
Chris Lin

Enclosures

cc:	Kit Leong Low, Chief Financial Officer
Focus Media	Holding Limited

SIMPSON THACHER & BARTLETT

Annex A

SIMPSON THACHER & BARTLETT

Company Name	Translated Name for Convenience	Shareholding	Business Line
FOCUS MEDIA HONG KONG OPERATING SUBSIDIARIES

	Chizhong Information Technology (Shanghai) Co., Ltd.	Focus Media (China) Holding Limited: 100%	LCD advertising business (including in-store network)

	Focus Media (China) Digital Information Technology Co., Ltd.	Focus Media (China) Holding Limited: 100%	LCD advertising business (including in-store network)

	Focus Media Technology (Shanghai) Co., Ltd.	Focus Media (China) Holding Limited: 100%	LCD advertising business (including in-store network)

	Focus Media Digital Information Technology (Shanghai) Co., Ltd.	Focus Media Technology (Shanghai) Co., Ltd.: 90% Focus Media (China) Information Technology Co., Ltd.: 10%	LCD advertising business (including in-store network)

	Shanghai Focus Media Defeng Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

	Shanghai Yuanchi Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Focus Media Culture Communication Co., Ltd.	Shanghai Focus Media Defeng Advertisement Co., Ltd.: 100%	LCD advertising business (including in-store network)

	Shanghai Yuanchi Culture Communication Co., Ltd.	Shanghai Yuanchi Advertisement Co., Ltd.: 100%	Poster frame advertising business

Other Subsidiaries of Focus Media Digital Information Technology (Shanghai) Co., Ltd.

	Beijing Focus Media Wireless Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Providing technical support for the LCD advertising business

	Changsha Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Chongqing Geyang Focus Media Culture & Broadcasting Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

	Foshan Ruoqian Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

	Ha’erbin Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Haerbin Qianlong Advertisement Co., Ltd.: 15% (unrelated third party)	LCD advertising business (including instore network)

	Ha’erbin Jingshi Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Ha’erbin Qianlong Advertisement Co., Ltd.: 15% (unrelated third party)	Poster frame advertising business

	Ha’erbin Xingaoduan Culture Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Hebei Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 63% Hebei Life Fashion Advertisement Co., Ltd.: 37% (unrelated third party)	LCD advertising business (including instore network)

	Huichun Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Jilin Tianzhifeng Communications Co., Ltd.: 15% (unrelated third party)	LCD advertising business (including instore network)

	Jilin Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Jilin Tianzhifeng Communications Co., Ltd.: 15% (unrelated third party)	LCD advertising business (including instore network)

SIMPSON THACHER & BARTLETT

Company Name	Translated Name for Convenience	Shareholding	Business Line

	Jilin Guanghua Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 85% Jilin Tianzhifeng Communications Co., Ltd.: 15% (unrelated third party)	LCD advertising business (including instore network)

	Jinan Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Lanzhou Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including instore network)

	Liaoning Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Ningbo Jiangdong Longdi Culture Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Qingdao Mubiao Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Shanghai Chizhong Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Shanghai Dahan Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Shanghai On-Target Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Shanghai Focus Media Jingshi Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Movie theatre advertising business

	Shanghai Framedia Advertising Development Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Shanghai Honghao Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Shanghai Jingxuan Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Shanghai Lizhu Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Shanghai New Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

	Shanghai New Structure Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Shanghai Zhiyi Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Shanghai Zhuosheng Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Shanxi Focus Media Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

	Shenyang Wanhai Qianzhou Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Shijiazhuang Framedia Zhonglian Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

SIMPSON THACHER & BARTLETT

Company Name	Translated Name for Convenience	Shareholding	Business Line

	Sichuan Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Suzhou Huayun Media Culture Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Taiyuan Framedia Juzhong Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Tianjin Focus Media Tongsheng Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

	Xiamen Hongxin Coastline Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Zhengzhou Focus Framedia Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	Poster frame advertising business

	Zhongshan Ruoqian Advertisement Co., Ltd.	Focus Media Digital Information Technology (Shanghai) Co., Ltd.: 100%	LCD advertising business (including in-store network)

HUA KUANG ADVERTISING COMPANY LTD. OPERATING SUBSIDIARIES

	Shanghai OOH Advertisement Co., Ltd.	Hua Kuang Advertising Company Ltd.: 100%	Outdoor billboard Advertising

	Shanghai Chuanrui Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Other Subsidiaries of Shanghai OOH Advertisement Co., Ltd.

	Beijing Chuanzhi OOH Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

	Shanghai Chuanxin Software Technology Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

	Shanghai Chuanzhi Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

	Shanghai Ruili Advertisement Co., Ltd.	Shanghai OOH Advertisement Co., Ltd.: 100%	Outdoor billboard advertising

Subsidiaries of Shanghai Chuanrui Advertisement Co., Ltd.

	Nanjing Boxintong Culture & Communication Co., Ltd.	Shanghai Chuanrui Advertisement Co., Ltd.: 51% Chang Yao: 49% (unrelated third party)	Outdoor billboard advertising

	Qingdao Aohai Ruizhi Advertisement Co., Ltd.	Shanghai Chuanrui Advertisement Co., Ltd.: 51% Lewei Li: 16% (unrelated third party) Yong Han: 18% (unrelated third party) Deliang Ding: 15% (unrelated third party)	Outdoor billboard advertising

FOCUS MEDIA ADVERTISEMENT OPERATING AFFILIATES

	Shanghai Focus Media Advertisement Co., Ltd. (“Focus Media Advertisement”)	Jason Nanchun Jiang: 85% (designated by us) Jimmy Wei Yu: 15% (designated by us)	LCD advertising business (including in-store network)

	Shanghai Focus Media Advertising Agency Co., Ltd. (“Focus Media Advertising Agency”)	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

Other Subsidiaries of Focus Media Advertisemen

	Beijing Yangshisanwei Advertisement Co., Ltd.	Focus Media Advertisement: 70% Shanghai Puyun Investment Management Co., Ltd.: 18% (unrelated third party) Yongmei Wang: 10% (unrelated third party) Qingyong Zhang: 2% (unrelated third party)	Movie theatre advertising business

	Changsha Focus Media Shiji Advertisement Co., Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

SIMPSON THACHER & BARTLETT

Company Name	Translated Name for Convenience	Shareholding	Business Line

	Dalian Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

	Fuzhou Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 70% Fuzhou Mingzheng Culture & Communication Co., Ltd.: 30% (unrelated third party)	LCD advertising business (including in-store network)

	Guizhou Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 100%	LCD advertising business (including in-store network)

	Nanjing Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 90% Biao Wang: 10% (unrelated third party)	LCD advertising business (including in-store network)

	Qingdao Focus Media Advertisement Co., Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)

	Shanghai Jiefang Focus Media Advertisement & Communications Co., Ltd.	Focus Media Advertisement: 60% Shanghai Jiefang Media Investment Co., Ltd.: 15% (unrelated third party) Shanghai Yuxuan Enterprise Investment Management Co., Ltd: 25% (unrelated third party)	LCD advertising business (including in-store network)

	Shanghai Zhenhao Advertisement Co., Ltd.	Focus Media Advertisement: 70% Shanghai Puyun Investment Management Co., Ltd.: 18% (unrelated third party) Yongmei Wang: 12% (unrelated third party)	Movie theatre advertising business

	Suzhou Focus Media Communication and Advertisement Co., Ltd.	Focus Media Advertisement: 100%	LCD advertising business (including in-store network)

	Xi’an Focus Media Advertising & Information Company Ltd.	Focus Media Advertisement: 70% Junrong Zhang: 30% (unrelated third party)	LCD advertising business (including in-store network)

	Zhuhai Focus Media Culture and Communication Company Ltd.	Focus Media Advertisement: 90% Jimmy Wei Yu: 10% (designated by us)	LCD advertising business (including in-store network)
Subsidiaries of Focus Media Advertisement and Focus Media Advertising Agency

	Dongguan Focus Media Advertisement & Communications Co., Ltd.	Focus Media Advertisement: 90% Focus Media Advertising Agency: 10%	LCD advertising business (including in-store network)

	Hefei Fukesi Advertising Co., Ltd.	Focus Media Advertisement: 90% Focus Media Advertising Agency: 10%	LCD advertising business (including in-store network)

SIMPSON THACHER & BARTLETT

Company Name	Translated Name for Convenience	Shareholding	Business Line

	Jinan Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 80% Focus Media Advertising Agency: 20%	LCD advertising business (including in-store network)

	Shenyang Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 70% Focus Media Advertising Agency: 30%	LCD advertising business (including in-store network)

	Sichuan Focus Media Advertising Communications Co., Ltd.	Focus Media Advertisement: 90% Focus Media Advertising Agency: 10%	LCD advertising business (including in-store network)

	Wuhan Geshi Focus Media Advertising Co., Ltd.	Focus Media Advertisement: 75% Focus Media Advertising Agency: 25%	LCD advertising business (including in-store network)

	Xiamen Focus Media Advertising Company Ltd.	Focus Media Advertisement: 90% Focus Media Advertising Agency: 10%	LCD advertising business (including in-store network)

	Yunnan Focus Media Co., Ltd.	Focus Media Advertisement: 89.5% Focus Media Advertising Agency: 10.5%	LCD advertising business (including in-store network)

	Zhejiang Ruihong Focus Media Advertising Communications Co., Ltd.	Focus Media Advertisement: 80% Focus Media Advertising Agency: 20%	LCD advertising business (including in-store network)

	Zhengzhou Focus Media Advertisement & Communications Co., Ltd.	Focus Media Advertisement: 85% Focus Media Advertising Agency: 15%	LCD advertising business (including in-store network)